UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of
1934

For the month of August, 2024        Commission File Number:001-15014

SUN LIFE FINANCIAL INC.
(the “Company”)

(Translation of registrant’s name into English)

1 York Street, 31st Floor, Toronto, Ontario M5J 0B6

                (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F    X

Exhibit

99.1    Shareholders’ Report
99.2    Certificates of the Chief Executive Officer and Chief Financial Officer pursuant to Canadian National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings
99.3    Earnings Coverage Ratio pursuant to Canadian National Instrument 44-102 - Shelf Distributions

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        Sun Life Financial Inc.
                        (Registrant)

Date: August 12, 2024                By    /s/ “Tracie Allan”
                            Tracie Allan
    Assistant Vice-President & Managing Counsel

Exhibit 99.1

Exhibit 99.2

Exhibit 99.3